# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PULSENMORE LTD., CIK 0002064764
CUSIP: M8S7C5117
Title of class of securities: Ordinary shares, par value NIS 0.00032 per share
Address of issuer's principal executive offices: 8 Omarim St, Omer, Israel (L3), 8496500
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002104187

## Reporting persons
- Aquamarine Financial (Cayman) Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 338,541; shared voting power 0; sole dispositive power 338,541; shared dispositive power 0; aggregate amount beneficially owned 338,541 (5.02% of the class)

## Item 1. Issuer
Name of issuer: PULSENMORE LTD.
Address of issuer's principal executive offices: 8 Omarim St., Omer 8496500, Israel

## Item 2. Person Filing
Name of person filing: Aquamarine Financial (Cayman) Ltd
Address of principal business office or, if none, residence: 23 Lime Tree Bay Avenue, Grand Cayman, Cayman Islands KY1-1002
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 338,541
Percent of class: 5.02
Sole power to vote or to direct the vote: 338,541
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 338,541
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Aquamarine Financial (Cayman) Ltd: /s/ David Mungall, Director (10/07/2026)